August 2011

Pricing Sheet dated August 18, 2011 relating to Preliminary Pricing Supplement No. 921 dated August 9, 2011 Registration Statement No. 333-156423 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Commodities
Contingent Income Auto-Callable Securities due August 23, 2012
Based on the Performance of Brent Blend Crude Oil
PRICING TERMS – AUGUST 18, 2011
Issuer:	Morgan Stanley
Underlying commodity:	Brent blend crude oil
Aggregate principal amount:	$1,906,000
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	August 18, 2011
Original issue date:	August 23, 2011 (3 business days after the pricing date)
Maturity date:	August 23, 2012
Early redemption:
If, on any of the first three determination dates, the determination commodity price is greater than or equal to the initial commodity price, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date.

Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Determination commodity price:	The commodity price on any determination date other than the final determination date
Contingent quarterly payment:
•  If on any determination date, the determination commodity price or the final commodity price, as applicable, is greater than or equal to the downside threshold level, we will pay a contingent quarterly payment of $40.00 (4.00% of the stated principal amount) per security on the related contingent payment date.
•  If on any determination date, the determination commodity price or the final commodity price, as applicable, is less than the downside threshold level, no contingent quarterly payment will be made with respect to that determination date.

Determination dates:	November 18, 2011, February 20, 2012, May 18, 2012 and August 20, 2012. We also refer to August 20, 2012 as the final determination date.
Contingent payment dates:
With respect to each determination date other than the final determination date, the third business day after the related determination date.  The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.

Payment at maturity:	• If the final commodity price is greater than or equal to the downside threshold level:	(i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the final determination date
	• If the final commodity price is less than the downside threshold level:	(i) the stated principal amount times (ii) the commodity performance factor
Commodity performance factor:	The final commodity price divided by the initial commodity price
Downside threshold level:	$85.592, which is equal to 80% of the initial commodity price
Initial commodity price:	$106.99, which is the commodity price on the pricing date
Final commodity price:	The commodity price on the final determination date
Commodity price:
On any day, the official settlement price per barrel of Brent blend crude oil on the ICE Futures Europe (“ICE”) of the first nearby month futures contract, as stated in U.S. dollars, as made public by ICE on such day.

CUSIP / ISIN:	617482VS0 / US617482VS01
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly owned subsidiary of Morgan Stanley.  See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement.

Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Issuer
Per security	$1,000	$15	$985
Total	$1,906,000	$28,590	$1,877,410
(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $15.00 for security they sell. See “Supplemental Information Concerning Plan of Distribution; Conflicts of Interest” in the accompanying preliminary pricing supplement and  “Plan of Distribution” in the accompanying prospectus supplement.

You should read this document together with the preliminary pricing supplement describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Pricing Supplement No. 921 dated August 9, 2011

Prospectus Supplement dated December 23, 2008                                                                                                       Prospectus dated December 23, 2008

The securities are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.